Filed Pursuant to Rule 424(b)(5)
File No. 333-184850
This Preliminary Prospectus Supplement and the accompanying Prospectus relate to an effective registration statement under the Securities Act of 1933, as amended, but are not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying Prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS SUPPLEMENT DATED MAY 14, 2015

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 21, 2012)
$                     .
Series 2015A          % Senior Notes
due                           .
_______________________
This is a public offering by Southern Power Company of $                     of Series 2015A          % Senior Notes due                           (the “Series 2015A Senior Notes”). Interest on the Series 2015A Senior Notes is payable semiannually in arrears on                      and                      of each year, beginning               , 2015.
The Series 2015A Senior Notes will be redeemable, in whole or in part, at any time and from time to time, at the option of Southern Power Company at a make-whole redemption price as described under the caption “Description of the Series 2015A Senior Notes — Optional Redemption.”
The Series 2015A Senior Notes will be unsecured and unsubordinated obligations of Southern Power Company ranking equally with all of Southern Power Company’s other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all secured indebtedness of Southern Power Company.
Concurrently with this offering, Southern Power Company is also offering $                 aggregate principal amount of Series 2015B         % Senior Notes due       ,        (the “Series 2015B Senior Notes”). This Prospectus Supplement is not, and should not be construed as, an offering of any notes other than the Series 2015A Senior Notes offered hereby. The completion of the offering of the Series 2015A Senior Notes is not contingent on the success of any other offering, including the offering of the Series 2015B Senior Notes.
See “RISK FACTORS” on page S-3 for a description of certain risks associated with investing in the Series 2015A Senior Notes.
The Series 2015A Senior Notes are expected to be delivered on or about May     , 2015 through the book-entry facilities of The Depository Trust Company.

	Per Series 2015A Senior Note	Total
Initial public offering price (1)%		$
Underwriting discount	%	$
Proceeds, before expenses, to Southern Power Company	%	$
_________________________

(1)	Plus accrued interest, if any, from the date of original issuance of the Series 2015A Senior Notes, which is expected to be May , 2015.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.
_______________________
Joint Book-Running Managers

BofA Merrill Lynch
Mizuho Securities
SunTrust Robinson Humphrey
UBS Investment Bank
May        , 2015

SOUTHERN POWER COMPANY GENERATING FACILITIES

9,780[1] MWs of Generating Capacity

As of April 30, 2015

Current Portfolio

Type	MW
Natural Gas	8,600
Renewables	521
Renewables under construction	659
Total	**9,780[1]**

North Star
Apex
Spectrum
Adobe
Lost Hills Blackwell
Imperial Valley
Campo Verde
Cimarron
Kay Wind²
Macho Springs
Nacogdoches
Granville
Dahlberg
Rowan
Cleveland
Wansley
Addison
Franklin
Taylor County (EMCs and Butler²)
Harris
Pawpaw²
Decatur N
Decatur S
Stanton
Oleander
Gas Assets
Renewables
Renewables Under Construction

[1]MW numbers represent nameplate capacity and reflect Southern Power's ownership interest.

[2] Acquisitions are subject to closing conditions

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus Supplement, the accompanying Prospectus or any written communication from Southern Power Company or the underwriters specifying the final terms of the offering. Neither Southern Power Company nor any underwriter takes any responsibility for, nor can it provide any assurance as to the reliability of, any other information that others may give you. This Prospectus Supplement, the accompanying Prospectus and any written communication from Southern Power Company or the underwriters specifying the final terms of the offering is an offer to sell only the Series 2015A Senior Notes offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information incorporated by reference or contained in this Prospectus Supplement, the accompanying Prospectus and any written communication from Southern Power Company or the underwriters specifying the final terms of the offering is current only as of its respective date.
______________________

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained, or incorporated by reference, in this Prospectus Supplement and the accompanying Prospectus is forward-looking information based on current expectations and plans that involve risks and uncertainties. Forward-looking information includes, among other things, statements concerning the strategic goals for Southern Power Company’s business, customer growth, economic recovery, fuel and environmental cost recovery, current and proposed environmental regulations and related compliance plans and estimated expenditures, access to sources of capital, financing activities, estimated sales and purchases under power sale and purchase agreements, timing of expected future capacity need in existing markets, completion of acquisitions and construction projects, filings with federal regulatory authorities and estimated construction and other plans and expenditures. Southern Power Company cautions that there are certain factors that can cause actual results to differ materially from the forward-looking information that has been provided. The reader is cautioned not to put undue reliance on this forward-looking information, which is not a guarantee of future performance and is subject to a number of uncertainties and other factors, many of which are outside the control of Southern Power Company; accordingly, there can be no assurance that such suggested results will be realized. The following factors, in addition to those discussed in Southern Power Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”), and subsequent securities filings, could cause actual results to differ materially from management expectations as suggested by such forward-looking information: the impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric utility industry, environmental laws including regulation of water and emissions of sulfur, nitrogen, carbon dioxide, soot, particulate matter, hazardous air pollutants, including mercury, and other substances, and also changes in tax and other laws and regulations to which Southern Power Company or its subsidiaries are subject, as well as changes in application of existing laws and regulations; current and future litigation, regulatory investigations, proceedings or inquiries, including Internal Revenue Service and state tax audits; the effects, extent and timing of the entry of additional competition in the markets in which Southern Power Company or its subsidiaries operate; variations in demand for electricity, including those relating to weather, the general economy and recovery from the last recession, population and business growth (and declines), the effects of energy conservation and efficiency measures, including from the development and deployment of alternative energy sources such as self-generation and distributed generation technologies, and any potential economic impacts resulting from federal fiscal decisions; available sources and costs of fuels; effects of inflation; the ability to control costs and avoid cost overruns during the development and construction of generating facilities, to construct facilities in accordance with the requirements of permits and licenses and to satisfy any operational and environmental performance standards, including the requirements of tax credits and other incentives; advances in technology; state and federal rate regulations; the ability to successfully operate generating facilities and the successful performance of necessary corporate functions; internal restructuring or other restructuring options that may be pursued; potential business strategies, including acquisitions or dispositions of assets or businesses, which cannot be assured to be completed or beneficial to Southern Power Company; the ability of counterparties of Southern Power Company or its subsidiaries to make payments as and when due and to perform as required; the ability to obtain new short- and long-term contracts with wholesale customers; the direct or indirect effect on Southern Power Company’s business resulting from cyber intrusion or terrorist incidents and the threat of terrorist incidents; interest rate fluctuations and financial market conditions and the results of financing efforts; changes in Southern Power Company’s credit ratings, including impacts on interest rates, access to capital markets and collateral requirements; the impacts of any sovereign financial issues, including impacts on interest rates, access to capital markets, impacts on currency exchange rates, counterparty performance and the economy in general; the ability of Southern Power Company to obtain additional generating capacity at competitive prices; catastrophic events such as fires, earthquakes, explosions, floods, hurricanes and other storms, droughts, pandemic health events such as influenzas or other similar occurrences; the direct or indirect effects on Southern Power Company’s business resulting from incidents affecting the U.S. electric grid or operation of generating resources; and the effect of accounting pronouncements issued periodically by standard-setting bodies. Southern Power Company expressly disclaims any obligation to update any forward-looking information.
RISK FACTORS
Investing in the Series 2015A Senior Notes involves risk. Please see the risk factors in the Form 10-K, along with disclosure related to the risk factors contained in Southern Power Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The risks and uncertainties not presently known to Southern Power Company or that Southern Power Company currently deems immaterial may also impair its business operations, its financial results and the value of the Series 2015A Senior Notes.

THE COMPANY
Southern Power Company (the “Company”) is a corporation organized under the laws of the State of Delaware on January 8, 2001. The principal executive offices of the Company are located at 30 Ivan Allen Jr. Boulevard, N.W., Atlanta, Georgia 30308, and the telephone number is (404) 506-5000.
Business and Strategy
The Company is a wholly-owned subsidiary of The Southern Company (“Southern”) and an operating public utility. The Company and its subsidiaries construct, acquire, own and manage generation assets, including renewable energy projects, and sell electricity at market-based rates in the wholesale market. The electricity from the natural gas and biomass generating facilities owned by the Company and its subsidiaries is primarily sold under long-term, fixed price capacity contracts both with unaffiliated wholesale purchasers as well as with Southern’s traditional operating companies. As a general matter, substantially all of the Company’s and its subsidiaries’ power purchase agreements (“PPAs”) provide that the purchasers are responsible for either procuring the fuel or reimbursing the Company or its applicable subsidiary for the cost of fuel relating to the energy delivered under such PPAs. To the extent a particular generating facility does not meet the operational requirements contemplated in the PPAs, the Company or its applicable subsidiary may be responsible for excess fuel costs. With respect to fuel transportation risk, most of the Company’s and its subsidiaries’ PPAs provide that the counterparties are responsible for transporting the fuel to the particular generating facility. The Company’s and its subsidiaries’ solar and wind sales are also through long-term agreements for the entire output of the respective facility. The Company’s and its subsidiaries’ business activities are not subject to the traditional state regulation of utilities but are subject to regulation by the Federal Energy Regulatory Commission (the “FERC”).
The following is a chart of Southern’s operating companies, including the Company, and its service company:
As of April 30, 2015, the Company, together with its subsidiaries, had generating units totaling 9,121 megawatts (“MWs”) of nameplate capacity (9,177 MW of demonstrated capacity) in commercial operation (or, in the case of the 60-MW North Star facility, near commercial operation), after taking into consideration their equity ownership percentage of the solar facilities. Taking into account the PPAs and capacity from the Taylor County, Decatur County and Pawpaw Solar Projects, and the acquisition of the Kay Wind Facility, which is expected to close in the fourth quarter 2015 (as discussed below), the Company and its subsidiaries had an average of 78% of their demonstrated capacity covered for the next five years (2015 through 2019) and an average of 71% of their demonstrated capacity covered for the next 10 years (2015 through 2024). See “Power Sales Agreements” below.
Generating Facilities
The Company’s, together with its subsidiaries’, electric generating facilities currently operating and under development are:

Operating

			Nameplate Capacity
Facility	Location	Unit Type(1)	(MWs)
Addison	Thomaston, Georgia	CT	669
Cleveland County	Cleveland County, North Carolina	CT	720
Dahlberg	Jackson County, Georgia	CT	756
Oleander	Cocoa, Florida	CT	791
Rowan	Salisbury, North Carolina	CT	455
Franklin	Smiths, Alabama	CC	1,858
Harris	Autaugaville, Alabama	CC	1,319
Rowan	Salisbury, North Carolina	CC	531
Stanton Unit A	Orlando, Florida	CC	429	(2)
Wansley	Carrollton, Georgia	CC	1,073
Nacogdoches	Sacul, Texas	Biomass	115
Adobe	Kern County, California	Solar	20	(3)
Apex	North Las Vegas, Nevada	Solar	20	(3)
Campo Verde	Imperial County, California	Solar	147	(3)
Cimarron	Springer, New Mexico	Solar	31	(3)
Granville	Oxford, North Carolina	Solar	2.5	(3)
Imperial Valley	Imperial County, California	Solar	163	(3)
Lost Hills Blackwell	Kern County, California	Solar	32	(3)
North Star	Fresno County, California	Solar	60	(3)(4)
Macho Springs	Luna County, New Mexico	Solar	55	(3)
Spectrum	Clark County, Nevada	Solar	30	(3)
Total(5)			9,276
Under Development

			Nameplate Capacity
Facility	Location	Unit Type	(MWs)(6)
Butler	Taylor County, Georgia	Solar	100	(7)
Decatur County	Decatur County, Georgia	Solar	19
Decatur Parkway	Decatur County, Georgia	Solar	80
Taylor County	Taylor County, Georgia	Solar	131
Pawpaw	Taylor County, Georgia	Solar	30	(7)
Kay Wind	Kay County, Oklahoma	Wind	299	(7)
Total			659
_______________________________________

(1)	“CT” means combustion turbine and “CC” means combined-cycle.

(2)	The capacity shown is the Company’s portion (65%) of the total plant capacity.

(3)
The capacity shown is 100% of the nameplate capacity for each facility. The Company’s subsidiaries’ have a 90% equity interest in Southern Turner Renewable Energy, LLC (which includes Adobe, Apex, Campo Verde, Cimarron, Granville, Macho Springs and Spectrum) and a 51% equity interest in various holding companies (which includes Imperial Valley, Lost Hills Blackwell and North Star).

(4)	North Star facility is expected to reach commercial operation by the end of June 2015.

(5)	When taking into consideration the Company’s subsidiaries’ equity portion of the solar nameplate capacity, the total nameplate capacity is 9,121 MWs.

(6)	Approximate capacity; subject to official rating.

(7)	The Company has entered into agreements to acquire each of these facilities. Each of the acquisitions is subject to satisfaction of certain conditions to closing.
Projects Under Development
The Company has 360 MWs of solar generating capacity under development, all of which is covered by long-term PPAs. The Company expects 199 MWs to reach commercial operation in 2015 and 161 MWs in 2016. Total estimated costs for these projects is expected to be $715 million to $775 million, including the applicable acquisition price. In addition, the 299-MW Kay Wind facility is expected to begin commercial operation in late 2015 and is covered by 20-year PPAs. The total purchase price of this facility is expected to be approximately $492 million, subject to potential purchase price adjustments.
Power Sales Agreements
The Company’s and its subsidiaries’ natural gas and biomass sales are primarily through long-term PPAs that consist of two types of agreements. The first type, referred to as a unit or block sale, is a customer purchase from a dedicated plant unit where all or a portion of the generation from that unit is reserved for that customer. The Company or its applicable subsidiary typically has the ability to serve the unit or block sale customer from an alternate resource. The second type, referred to as requirements service, provides that the Company or its applicable subsidiary serve the customer’s capacity and energy requirements from a combination of the customer’s own generating units and from Company or subsidiary resources not dedicated to serve unit or block sales. The Company or its applicable subsidiary has rights to purchase power provided by the requirements customers’ resources when economically viable.
The Company’s and its subsidiaries’ solar and wind sales are also through long-term PPAs where the customer purchases the entire energy output of the respective facility.

The following tables set forth the Company’s and its subsidiaries’ existing PPAs as of April 30, 2015:
Block Sales PPAs

Facility/Source	Counterparty	Megawatts	Contract Term
Addison Unit 1	MEAG Power	150	through April 2029
Addison Units 2 and 4	Georgia Power Company	296	through May 2030
Addison Unit 3	Georgia Energy Cooperative	150	through May 2030
Cleveland County Unit 1	NCEMC(1)	45-180	through December 2036
Cleveland County Unit 2	NCEMC(1)	180	through December 2036
Cleveland County Unit 3	NCMPA1(2)	180	through December 2031
Dahlberg Units 1, 3 and 5	Cobb EMC	225	Jan. 2016 – Dec. 2025
Dahlberg Units 2, 6, 8 and 10	Georgia Power Company	298	through May 2025
Dahlberg Unit 4	Georgia Power Company	75	through May 2030
Franklin Unit 1	Florida Power & Light Co.	190	through December 2015
Franklin Unit 1	Duke Energy Florida	350	through May 2016
Franklin Unit 1	Duke Energy Florida	434	June 2016 – May 2021
Franklin Unit 2	Morgan Stanley Capital Group	250	Jan. 2016 – Dec. 2025
Franklin Unit 2	Jackson EMC	60-65	Jan. 2016 – Dec. 2035
Franklin Unit 2	GreyStone Power Corporation	35-40	Jan. 2016 – Dec. 2035
Franklin Unit 2	Cobb EMC	100	Jan. 2016 – Dec. 2025
Franklin Unit 3	Constellation Energy	628	through December 2015
Harris Unit 1	Florida Power & Light Co.	600	through December 2015
Harris Unit 1	Georgia Power Company(3)	638	June 2015 – May 2030
Harris Unit 2	Georgia Power Company	636	through May 2019
Harris Unit 2	AMEA(4)	25	Jan. 2018 - Dec. 2025
Nacogdoches	City of Austin, Texas	100	through May 2032
NCEMC PPA(5)	EnergyUnited	100	through December 2021
Oleander Unit 1	Tampa Electric Company	155	through December 2015
Oleander Units 2, 3 and 4	Seminole Electric Cooperative	465	through May 2021
Oleander Unit 5	Florida Municipal Power Agency	160	through December 2027
Rowan CT Unit 1	NCMPA1(2)	100-150	through December 2030
Rowan CT Unit 3	Energy United	113	through December 2023
Rowan CC Unit 4	NCMPA1(2)	50	through December 2015
Rowan CC Unit 4	EnergyUnited	0-328	through December 2025
Rowan CC Unit 4	Duke Energy Progress, Inc.	150	through December 2019
Rowan CC Unit 4	PJM Auction (6)	200	June 2016 – May 2017
Stanton Unit A	Orlando Utilities Commission	341	through September 2033
Stanton Unit A	Florida Municipal Power Agency	85	through September 2033
Wansley Unit 6	Georgia Power Company	568	through May 2017
_______________________________________

(1)	North Carolina Electric Membership Corporation (“NCEMC”).

(2)	North Carolina Municipal Power Agency 1 (“NCMPA1”).

(3)	Georgia Power Company will be served by Plant Franklin Unit 2 from June 2015 through December 2015.

(4)	Alabama Municipal Electric Authority (“AMEA”). AMEA will be served by Plant Franklin Unit 1 from January 2018 through December 2019.

(5)	Represents sale of power purchased from NCEMC under a PPA.

(6)	Pennsylvania, Jersey, Maryland Power Pool.

Requirements Services PPAs

Counterparty	Megawatts		Contract Term
Nine Georgia EMCs	239-358	(1)	through December 2024
Sawnee EMC	117-422	(1)	through December 2027
Cobb EMC	26-210	(1)	through December 2015
Cobb EMC	26-210	(1)	Jan. 2016 - Dec. 2025
Flint EMC	131-210	(1)	through December 2024
City of Dalton, Georgia	—	(1)	through December 2017
EnergyUnited	99-236	(1)	through December 2025
City of Seneca, South Carolina	30		through June 2015
_______________________________________

(1)	Represents a range of forecasted incremental capacity needs over the contract term.
Solar/Wind PPAs

Facility	Counterparty	Megawatts(1)	Contract Term
Solar
Adobe(2)	Southern California Edison Company	20	through April 2034
Apex(2)	Nevada Power Company	20	through November 2037
Butler(3)	Georgia Power Company	100	Oct. 2016 - Sept. 2046
Campo Verde(2)	San Diego Gas & Electric Company	139	through October 2033
Cimarron(2)	Tri-State Generation and Transmission Association, Inc.	30	through November 2035
Decatur County	Georgia Power Company	19	Dec. 2015 - Nov. 2035
Decatur Parkway	Georgia Power Company	80	Dec. 2015 - Nov. 2040
Granville(2)	Duke Energy Progress, Inc.	2.5	through November 2032
Imperial Valley(4)	San Diego Gas & Electric Company	150	through Nov 2039
Lost Hills Blackwell(4)	City of Roseville & Pacific Gas & Electric Company	32	through March 2046
Macho Springs(2)	El Paso Energy	50	through April 2034
North Star(4)	Pacific Gas & Electric Company	60	June 2015 - May 2035
Pawpaw(3)	Georgia Power Company	30	Dec. 2015 - Nov. 2045
Spectrum(2)	Nevada Power Company	30	through December 2038
Taylor County	Cobb EMC	101	fourth quarter 2016 - 2041
Taylor County	Flint EMC	15	fourth quarter 2016 - 2041
Taylor County	Sawnee EMC	15	fourth quarter 2016 - 2041
Wind
Kay Wind(3)	Westar	199	Dec. 2015 - Nov. 2035
Kay Wind(3)	Grand River Dam Authority	100	Dec. 2015 - Nov. 2035
_______________________________________
(1) Megawatts shown are for 100% of the PPA, which is based on the demonstrated capacity of the facility.
(2) The Company’s subsidiary’s equity interest in these facilities is 90%.
(3) The Company has entered into agreements to acquire each of these facilities. Each of the acquisitions is subject to satisfaction of certain conditions to closing.
(4) The Company’s subsidiary’s equity interest in these facilities is 51%.
Purchased Power

Facility	Counterparty	Megawatts	Contract Term
Sandersville	AL Sandersville Holdings, LLC	280	through December 2015
NCEMC	NCEMC	100	through December 2021

The Company and its subsidiaries have attempted to insulate themselves from significant fuel supply, fuel transportation and electric transmission risks by generally making such risks the responsibility of the counterparties to the applicable PPAs. Capacity charges that form part of the PPA payments (excluding solar and wind) are designed to recover fixed and variable operation and maintenance costs based on dollars-per-kilowatt year or energy charges based on dollars-per-MW hour. In general, to reduce the Company’s and its subsidiaries’ exposure to certain operation and maintenance costs, they have long-term service agreements with General Electric International, Inc., Siemens Electric, Inc., First Solar, Inc. and NVT Licenses, LLC relating to such vendors’ applicable equipment.
Many of the Company’s and its subsidiaries’ PPAs have provisions that require the posting of collateral or an acceptable substitute guarantee in the event that the credit ratings of the counterparty are downgraded to an unacceptable credit rating, or if the counterparty is not rated or fails to maintain a minimum coverage ratio. The PPAs are expected to provide the Company and its subsidiaries with a stable source of revenue during their respective terms.
Capital Requirements
The capital program of the Company, together with its subsidiaries, is estimated to be $1.4 billion for 2015, $1.3 billion for 2016 and $407.0 million for 2017. The construction program is subject to periodic review and revision. These estimates include estimates for potential plant acquisitions and new construction. In addition, the construction program includes capital improvements and work to be performed under long-term service agreements. Planned expenditures for plant acquisitions may vary due to market opportunities and the Company’s ability to execute its growth strategy. Actual construction costs may vary from these estimates because of changes in factors such as: business conditions; environmental statutes and regulations; FERC rules and regulations; load projections; legislation; the cost and efficiency of construction labor, equipment and materials; project scope and design changes; and the cost of capital.
SELECTED FINANCIAL INFORMATION
The following selected financial data for the years ended December 31, 2010 through December 31, 2014 has been derived from the Company’s audited consolidated financial statements and related notes and the unaudited selected financial data, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The following selected financial data for the three months ended March 31, 2015 has been derived from the Company’s unaudited consolidated financial statements and related notes, incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The information set forth below is qualified in its entirety by reference to and, therefore, should be read together with management’s discussion and analysis of results of operations and financial condition, the financial statements and related notes and other financial information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Except as specifically noted below, the information set forth below does not reflect the issuance of the Series 2015A Senior Notes offered hereby, the proposed issuance of the Series 2015B Senior Notes or the use of proceeds therefrom. See “Use of Proceeds.”

						Three Months Ended
	Year Ended December 31,					March 31,
	2010	2011	2012	2013	2014	2015(1)
	(Millions, except ratios)
Operating Revenues	$1,130	$1,236	$1,186	$1,275	$1,501	$348
Earnings Before Income Taxes	207	238	268	211	172	45
Net Income Attributable to Southern Power Company	131	162	175	166	172	33
Ratio of Earnings to Fixed Charges(2)	3.23	3.34	4.09	3.47	2.97	3.06
Pro Forma Ratio of Earnings to Fixed Charges(3)	—	—	—	—

	Capitalization As of March 31, 2015(4)
	(Millions, except percentages)
Common Stockholder’s Equity	$1,753	56.4%
Redeemable & Non-Redeemable Noncontrolling Interest	259	8.3%
Senior Notes, excluding amounts due within one year of $525 million	1,075	34.6%
Other Long-Term Debt	20	0.7%
Total, excluding amounts due within one year of $525 million(5)	$3,107	100.0%
_______________________________________

(1)	Due to seasonal variations in the demand for energy, operating results for the three months ended March 31, 2015 do not necessarily indicate operating results for the entire year.

(2)
This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized” and the interest component of rental expenses and the amortization of capitalized interest and (ii) “Fixed Charges” consist of interest expense, capitalized interest and the interest component of rental expense and the amortization of capitalized interest.

(3)
Reflects the Ratio of Earnings to Fixed Charges on a pro forma basis for the year ended December 31, 2014 and for the three months ended March 31, 2015 after giving effect to the changes in interest expense that would result assuming (i) the issuance and sale of $                      aggregate principal amount of the Series 2015A Senior Notes and $                  aggregate principal amount of the Series 2015B Senior Notes and (ii) the repayment at maturity of the Company’s $525,000,000 outstanding principal amount of 4.875% Series 2003A Senior Notes due July 15, 2015 (the “Series 2003A Senior Notes”), in each case as if they had occurred on January 1, 2014.

(4)
Does not reflect $57 million of additional noncontrolling interest contributions recorded as part of the Lost Hills Blackwell and North Star solar acquisitions through April 30, 2015. An additional $76 million of noncontrolling interest contributions with respect to these acquisitions are expected to be recorded through December 31, 2015.

(5)	The $525,000,000 aggregate principal amount of the Series 2003A Senior Notes matures on July 15, 2015.
USE OF PROCEEDS
The Company intends to use the net proceeds from the sale of the Series 2015A Senior Notes together with the net proceeds from the sale of the Series 2015B Senior Notes to repay at maturity $525,000,000 aggregate principal amount of the Series 2003A Senior Notes, and the remaining net proceeds, if any, will be used for repayment of all or a portion of the Company’s short-term indebtedness, which aggregated approximately $309 million as of May 13, 2015, and for general corporate purposes, including the Company’s growth strategy and continuous construction program.
DESCRIPTION OF THE SERIES 2015A SENIOR NOTES
Set forth below is a description of the specific terms of the Series 2015A          % Senior Notes due                            (the “Series 2015A Senior Notes”). This description supplements, and should be read together with, the description of the general terms and provisions of the senior notes set forth in the accompanying Prospectus under the caption “Description of the Senior Notes.” The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of June 1, 2002, as supplemented (the “Senior Note Indenture”), between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Senior Note Indenture Trustee”).
General
The Series 2015A Senior Notes will be issued as a series of senior notes under the Senior Note Indenture. The Series 2015A Senior Notes will initially be issued in the aggregate principal amount of $                    . The Company may, at any time and without the consent of the holders of the Series 2015A Senior Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Series 2015A Senior Notes (except for the public offering price and issue date and the initial interest accrual date and initial Interest Payment Date (as defined below), if applicable). Any additional notes having such similar terms, together with the Series 2015A Senior Notes, will constitute a single series of senior notes under the Senior Note Indenture.
Unless earlier redeemed, the entire principal amount of the Series 2015A Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on                           . The Series 2015A Senior Notes are not

subject to any sinking fund provision. The Series 2015A Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.
Interest
Each Series 2015A Senior Note will bear interest at the rate of          % per year (the “Securities Rate”) from the date of original issuance, payable semiannually in arrears on                      and                      of each year (each, an “Interest Payment Date”) to the person in whose name such Series 2015A Senior Note is registered at the close of business on the fifteenth calendar day prior to such Interest Payment Date (whether or not a Business Day). The initial Interest Payment Date is                     . The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series 2015A Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date. “Business Day” means a day other than (i) a Saturday or Sunday, (ii) a day on which banks in New York, New York are authorized or obligated by law or executive order to remain closed or (iii) a day on which the Senior Note Indenture Trustee’s corporate trust office is closed for business.
Ranking
The Series 2015A Senior Notes will be direct, unsecured and unsubordinated obligations of the Company, ranking equally with all other unsecured and unsubordinated obligations of the Company from time to time outstanding. The Series 2015A Senior Notes will be effectively subordinated to all secured indebtedness of the Company. At March 31, 2015, the Company had no outstanding secured indebtedness. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company or its subsidiaries.
Optional Redemption
The Series 2015A Senior Notes will be subject to redemption at the option of the Company, in whole or in part, at any time and from time to time, upon not less than 30 nor more than 60 days’ notice, at redemption prices equal to the greater of (i) 100% of the principal amount of the Series 2015A Senior Notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal of and interest on the Series 2015A Senior Notes being redeemed (not including any portion of such payments of interest accrued to the redemption date) discounted (for purposes of determining present value) to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Yield (as defined below) plus         basis points (each, a “Redemption Price”), plus, in each case, accrued and unpaid interest on the Series 2015A Senior Notes being redeemed to the redemption date.
“Treasury Yield” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Series 2015A Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Series 2015A Senior Notes.
“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations or (ii) if the Company obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
“Independent Investment Banker” means an independent investment banking institution of national standing appointed by the Company.
“Reference Treasury Dealer” means a primary U.S. Government securities dealer in the United States appointed by the Company.
“Reference Treasury Dealer Quotation” means, with respect to a Reference Treasury Dealer and any redemption date, the average, as determined by the Company, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount and quoted in writing to the Company by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day in New York City preceding such redemption date).
If notice of redemption is given as aforesaid, the Series 2015A Senior Notes so to be redeemed will, on the redemption date, become due and payable at the Redemption Price together with any accrued and unpaid interest thereon, and from and after such date (unless the Company has defaulted in the payment of the Redemption Price and accrued interest) such Series 2015A Senior Notes shall cease to bear interest. If any Series 2015A Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the redemption date at the Securities Rate. See “Description of the Senior Notes — Events of Default” in the accompanying Prospectus.
Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series 2015A Senior Notes by tender, in the open market or by private agreement.
Book-Entry Only Issuance — The Depository Trust Company
The Depository Trust Company (“DTC”) will act as the initial securities depository for the Series 2015A Senior Notes. The Series 2015A Senior Notes will be issued only as fully-registered securities registered in the name of Cede & Co., DTC’s nominee, or such other name as may be requested by an authorized representative of DTC. One or more fully registered global Series 2015A Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series 2015A Senior Notes, and will be deposited with the Senior Note Indenture Trustee on behalf of DTC.
DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “1934 Act”). DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues and money market instruments (from over 100 countries) that DTC’s participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The DTC rules applicable to its Direct and Indirect Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com. The contents of such website do not constitute part of this Prospectus Supplement.
Purchases of Series 2015A Senior Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Series 2015A Senior Notes on DTC’s records. The ownership interest of each actual purchaser of each Series 2015A Senior Note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases. Beneficial Owners, however, are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series 2015A Senior Notes. Transfers of ownership interests in the Series 2015A Senior Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series 2015A Senior Notes, except in the event that use of the book-entry system for the Series 2015A Senior Notes is discontinued.
To facilitate subsequent transfers, all Series 2015A Senior Notes deposited by Direct Participants with DTC are registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of Series 2015A Senior Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series 2015A Senior Notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts such Series 2015A Senior Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.
Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
Redemption notices will be sent to DTC. If less than all of the Series 2015A Senior Notes are being redeemed, DTC’s practice is to determine by lot the amount of interest of each Direct Participant in such Series 2015A Senior Notes to be redeemed.
Although voting with respect to the Series 2015A Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Series 2015A Senior Notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Series 2015A Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).
Payments on the Series 2015A Senior Notes will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the Company or the Senior Note Indenture Trustee on the relevant payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in “street name,” and will be the responsibility of such Direct or Indirect Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.
Except as provided herein, a Beneficial Owner of a global Series 2015A Senior Note will not be entitled to receive physical delivery of Series 2015A Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series 2015A Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series 2015A Senior Note.
DTC may discontinue providing its services as securities depository with respect to the Series 2015A Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depository is not obtained, Series 2015A Senior Notes certificates will be required to be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository) with respect to the Series 2015A Senior Notes. The Company understands, however, that under current industry practices, DTC would notify its Direct and Indirect Participants of the Company’s decision, but will only withdraw beneficial interests from a global Series 2015A Senior Note at the request of each Direct or Indirect Participant. In that event, certificates for the Series 2015A Senior Notes will be printed and delivered to the applicable Direct or Indirect Participant.
The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that the Company believes to be reliable, but neither the Company nor any underwriter takes any responsibility for the accuracy thereof. Neither the Company nor any underwriter has any responsibility for the performance by DTC or its Direct or Indirect Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

UNDERWRITING
Subject to the terms and conditions of an underwriting agreement (the “Underwriting Agreement”), the Company has agreed to sell to each of the underwriters named below (the “Underwriters”) for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mizuho Securities USA Inc., SunTrust Robinson Humphrey, Inc. and UBS Securities LLC are acting as representatives (the “Representatives”) and each of the Underwriters has severally agreed to purchase from the Company the principal amount of the Series 2015A Senior Notes set forth opposite its name below:

Underwriters	Principal Amount of Series 2015A Senior Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$
Mizuho Securities USA Inc.
SunTrust Robinson Humphrey, Inc.
UBS Securities LLC
Banca IMI S.p.A.
BBVA Securities Inc.
PNC Capital Markets LLC
The Williams Capital Group, L.P.
Total	$
The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series 2015A Senior Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. In the Underwriting Agreement, the Underwriters have severally agreed, subject to the terms and conditions set forth therein, to purchase all of the Series 2015A Senior Notes offered hereby, if any of the Series 2015A Senior Notes are purchased.
The Underwriters propose to offer the Series 2015A Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and may offer the Series 2015A Senior Notes to certain dealers at such price less a concession not in excess of           % of the principal amount per Series 2015A Senior Note. The Underwriters may allow, and such dealers may reallow, a concession not in excess of           % of the principal amount per Series 2015A Senior Note. After the initial public offering, the offering price and other selling terms may be changed.
The Series 2015A Senior Notes are a new issue of securities with no established trading market. The Series 2015A Senior Notes will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriters may make a market in the Series 2015A Senior Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series 2015A Senior Notes or that an active public market for the Series 2015A Senior Notes will develop. If an active public trading market for the Series 2015A Senior Notes does not develop, the market price and liquidity of the Series 2015A Senior Notes may be adversely affected.
The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
The Company’s expenses associated with the offer and sale of the Series 2015A Senior Notes (not including the underwriting discount) are estimated to be $                 .
The Company has agreed with the Underwriters that, during the period of 15 days from the date of the Underwriting Agreement, it will not sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Series 2015A Senior Notes, any security convertible into, exchangeable into or exercisable for the Series 2015A Senior Notes or any debt securities substantially similar to the Series 2015A Senior Notes (except for the Series 2015A Senior Notes issued pursuant to the Underwriting Agreement and the Series 2015B Senior Notes), without the prior written consent of the Representatives. This agreement does not apply to issuances of commercial paper or other debt securities with scheduled maturities of less than one year.

In order to facilitate the offering of the Series 2015A Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Series 2015A Senior Notes. Specifically, the Underwriters may over-allot in connection with this offering, creating short positions in the Series 2015A Senior Notes for their own accounts. In addition, to cover over-allotments or to stabilize the price of the Series 2015A Senior Notes, the Underwriters may bid for, and purchase, Series 2015A Senior Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to the Underwriters or dealers for distributing Series 2015A Senior Notes in this offering, if the Underwriters repurchase previously distributed Series 2015A Senior Notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series 2015A Senior Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time without notice.
In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.
Neither the Company nor any Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series 2015A Senior Notes. In addition, neither the Company nor any Underwriter makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.
It is expected that delivery of the Series 2015A Senior Notes will be made, against payment for the Series 2015A Senior Notes, on or about May      , 2015 which will be the              business day following the pricing of the Series 2015A Senior Notes. Under Rule 15c6-1 under the 1934 Act, purchases or sales of securities in the secondary market generally are required to settle within three business days (T+3), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of the Series 2015A Senior Notes who wish to trade the Series 2015A Senior Notes on the date of this Prospectus Supplement or the next                    succeeding business day(s) will be required, because the Series 2015A Senior Notes initially will settle within           business days (T+    ), to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Series 2015A Senior Notes who wish to trade on the date of this Prospectus Supplement or the next             succeeding business day(s) should consult their own legal advisors.
Some of the Underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, corporate trust and other commercial dealings in the ordinary course of business with the Company and its affiliates, for which they have received and will receive customary compensation.
In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. Certain of the Underwriters or their affiliates that have a lending relationship with the Company routinely hedge, and certain other of those Underwriters may hedge, their credit exposure to the Company consistent with their customary risk management policies. Typically, such Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Company’s securities, including potentially the Series 2015A Senior Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Series 2015A Senior Notes offered hereby. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Banca IMI S.p.A. is not a U.S. registered broker-dealer, and will not affect any offers or sales of any Series 2015A Senior Notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.
EXPERTS
The consolidated financial statements incorporated in this Prospectus Supplement and the accompanying Prospectus by reference from the Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$1,500,000,000

Southern Power Company

Preference Stock
Senior Notes

Southern Power Company will provide the specific terms of these securities in supplements to this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest.

See “Risk Factors” on page 2 for information on certain risks related to the purchase of securities offered by this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

November 21, 2012

ABOUT THIS PROSPECTUS
This Prospectus is part of a registration statement filed with the Securities and Exchange Commission (the “Commission”) using a “shelf” registration process under the Securities Act of 1933, as amended (the “1933 Act”). Under the shelf process, Southern Power Company (the “Company”) may sell, in one or more transactions,

●	shares of preference stock (the “Preference Stock”), or

●	senior notes (the “Senior Notes”)
in a total dollar amount not to exceed $1,500,000,000. This Prospectus provides a general description of those securities. Each time the Company sells securities, the Company will provide a prospectus supplement that will contain specific information about the terms of that offering (“Prospectus Supplement”). The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read this Prospectus and the applicable Prospectus Supplement together with the additional information under the heading “Available Information.”
RISK FACTORS
Investing in the Company’s securities involves risk. Please see the risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, along with the disclosure related to risk factors contained in the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, which are incorporated by reference in this Prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this Prospectus. The risks and uncertainties described are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair its business operations, its financial results and the value of its securities.
AVAILABLE INFORMATION
The Company has filed with the Commission a registration statement on Form S-3 (the “Registration Statement,” which term encompasses any amendments to the Registration Statement and exhibits to the Registration Statement) under the 1933 Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement, to which reference is made.
The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and in accordance with the 1934 Act files reports and other information with the Commission. Such reports and other information can be inspected and copied at the Public Reference Room of the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants including the Company that file electronically at http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The following documents have been filed with the Commission pursuant to the 1934 Act and are incorporated by reference in this Prospectus and made a part of this Prospectus:
(a) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011; and
(b) the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012.
All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and made a part of this Prospectus from the date of filing of such documents; provided, however, that the Company is not incorporating any information furnished under Items 2.02 or 7.01 of any Current Report on Form 8-K unless specifically stated otherwise. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all documents incorporated by reference in this Prospectus (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference in this Prospectus). Such requests should be directed to Melissa K. Caen, Assistant Secretary, 30 Ivan Allen Jr. Boulevard, N.W., Atlanta, Georgia 30308, telephone: (404) 506-5000.
SOUTHERN POWER COMPANY
The Company is a corporation organized under the laws of the State of Delaware on January 8, 2001 and is admitted to do business in the States of Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Texas. The principal executive offices of the Company are located at 30 Ivan Allen Jr. Boulevard, N.W., Atlanta, Georgia 30308, and the telephone number is (404) 506-5000.
The Company is a wholly-owned subsidiary of The Southern Company (“Southern”) and is an operating public utility. The Company and its subsidiaries construct, acquire, own and manage generation assets, including renewable energy projects, and sell electricity at market-based rates in the wholesale market. The electricity is primarily sold under long-term, fixed price capacity contracts both with unaffiliated wholesale purchasers as well as with Southern’s traditional operating companies. The Company’s business activities are not subject to the traditional state regulation of utilities but are subject to regulation by the Federal Energy Regulatory Commission.
RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth the Ratio of Earnings to Fixed Charges for the periods indicated.

	Year Ended December 31,					Nine Months Ended September 30, 2012(1)
	2007	2008	2009	2010	2011
Ratio of Earnings to Fixed Charges(2)	3.09	3.57	3.80	3.23	3.34	4.37

(1)	Due to seasonal variations in the demand for energy, operating results for the nine months ended September 30, 2012 do not necessarily indicate operating results for the entire year.
(2)
This ratio is computed as follows: (i) “Earnings” have been calculated by adding to “Earnings Before Income Taxes” “Interest expense, net of amounts capitalized” and the interest component of rental expense and the amortization of capitalized interest and (ii) “Fixed Charges” consist of interest expense, capitalized interest and the interest component of rental expense and the amortization of capitalized interest.

The Company currently has no preference equity securities outstanding and accordingly has no obligation to pay preference dividends. If the Company issues Preference Stock, the appropriate Ratio of Earnings to Fixed Charges Plus Preference Dividend Requirements will be included in each applicable Prospectus Supplement.
USE OF PROCEEDS
Except as may be otherwise described in an applicable Prospectus Supplement, the net proceeds received by the Company from the sale of the Preference Stock or the Senior Notes will be used in connection with its ongoing construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.
DESCRIPTION OF THE PREFERENCE STOCK
Preference Stock is a proposed class of capital stock of the Company that will rank senior to the Company’s common stock. An amendment to the Company’s Certificate of Incorporation establishing the Preference Stock is required to be submitted for adoption by the stockholders of the Company, and, if adopted, the Company will be authorized to issue Preference Stock. The Board of Directors will determine the specific terms, rights, preferences, limitations and restrictions of each series of Preference Stock and such provisions will be included in a subsequent amendment to the Company’s Certificate of Incorporation for each series. The Prospectus Supplement for a series of Preference Stock will describe the terms, rights, preferences, limitations and restrictions of the Preference Stock offered by that Prospectus Supplement. A copy of such amendments to the Company’s Certificate of Incorporation will be filed as exhibits to the Registration Statement of which this Prospectus forms a part.

The terms, rights, preferences, limitations and restrictions of the Preference Stock to be determined and set forth in the applicable Prospectus Supplement include, but are not limited to, the following: (i) the total number of shares of Preference Stock authorized to be issued; (ii) the designation of the series; (iii) the total number of shares of a series being offered; (iv) the general or special voting rights of such shares, if any; (v) the price or prices at which shares will be offered and sold; (vi) the dividend rate, period and payment date or method of calculation applicable to the Preference Stock; (vii) the date from which dividends on the Preference Stock accumulate, if applicable; (viii) the mandatory or optional sinking fund, purchase fund or similar provisions, if any; (ix) the dates, prices and other terms of any optional or mandatory redemption; (x) any listing of the shares on a securities exchange; and (xi) any other specific terms, preferences, rights, limitations or restrictions.
DESCRIPTION OF THE SENIOR NOTES
Set forth below is a description of the general terms of the Senior Notes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Senior Note Indenture, dated as of June 1, 2002, between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Senior Note Indenture Trustee”), as to be supplemented by a supplemental indenture to the Senior Note Indenture establishing the Senior Notes of each series (the Senior Note Indenture, as so supplemented, is referred to as the “Senior Note Indenture”), the forms of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. The terms of the Senior Notes will include those stated in the Senior Note Indenture and those made a part of the Senior Note Indenture by reference to the Trust Indenture Act of 1939, as amended (the “1939 Act”). Certain capitalized terms used in this Prospectus and not defined in this Prospectus are defined in the Senior Note Indenture.
General
The Senior Notes will be issued as unsecured senior debt securities under the Senior Note Indenture and will rank equally with all other unsecured and unsubordinated debt of the Company. The Senior Notes will be effectively subordinated to any future secured debt of the Company. The Company had no secured debt outstanding at September 30, 2012. The Senior Note Indenture does not limit the aggregate principal amount of Senior Notes that may be issued under the Senior Note Indenture and provides that Senior Notes may be issued from time to time in one or more series pursuant to an indenture supplemental to the Senior Note Indenture. The Senior Note Indenture gives the Company the ability to reopen a previous issue of Senior Notes and issue additional Senior Notes of such series, unless otherwise provided.
Reference is made to the Prospectus Supplement that will accompany this Prospectus for the following terms of the series of Senior Notes being offered by such Prospectus Supplement: (i) the title of such Senior Notes; (ii) any limit on the aggregate principal amount of such Senior Notes; (iii) the date or dates on which the principal of such Senior Notes is payable; (iv) the rate or rates at which such Senior Notes shall bear interest, if any, or any method by which such rate or rates will be determined, the date or dates from which such interest will accrue, the interest payment dates on which such interest shall be payable, and the regular record date for the interest payable on any interest payment date; (v) the place or places where the principal of (and premium, if any, on) and interest, if any, on such Senior Notes shall be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions on which such Senior Notes may be redeemed, in whole or in part, at the option of the Company or at the option of the holder prior to their maturity; (vii) the obligation, if any, of the Company to redeem or purchase such Senior Notes; (viii) the denominations in which such Senior Notes shall be issuable; (ix) if other than the principal amount of such Senior Notes, the portion of the principal amount of such Senior Notes which shall be payable upon declaration of acceleration of the maturity of such Senior Notes; (x) any deletions from, modifications of or additions to the Events of Default or covenants of the Company as provided in the Senior Note Indenture pertaining to such Senior Notes; (xi) whether such Senior Notes shall be issued in whole or in part in the form of a Global Security; and (xii) any other terms of such Senior Notes.
The Senior Note Indenture does not contain provisions that afford holders of Senior Notes protection in the event of a highly leveraged transaction involving the Company.
Events of Default
The Senior Note Indenture provides that any one or more of the following described events with respect to the Senior Notes of any series, which has occurred and is continuing, constitutes an “Event of Default” with respect to the Senior Notes of such series:
(a) failure for 30 days to pay interest on the Senior Notes of such series when due on an interest payment date other than at maturity or upon earlier redemption; or
(b) failure to pay principal of, premium, if any, on or interest on the Senior Notes of such series when due at maturity or upon earlier redemption; or

(c) failure for three Business Days to deposit any sinking fund payment when due by the terms of a Senior Note of such series; or
(d) failure to observe or perform any other covenant or agreement of the Company in the Senior Note Indenture (other than a covenant or agreement which has expressly been included in the Senior Note Indenture solely for the benefit of one or more series of Senior Notes other than such series) for 30 days after written notice to the Company from the Senior Note Indenture Trustee or the holders of at least 25% in principal amount of the outstanding Senior Notes of such series; or
(e) certain events of bankruptcy, insolvency or reorganization of the Company or a Subsidiary; or
(f) any other default provided with respect to the Senior Notes of such series in the supplemental indenture authorizing the Senior Notes of such series.
The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Note Indenture Trustee with respect to the Senior Notes of such series. If an Event of Default occurs and is continuing with respect to the Senior Notes of any series, then the Senior Note Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Senior Notes of such series may declare the principal amount of the Senior Notes due and payable immediately by notice in writing to the Company (and to the Senior Note Indenture Trustee if given by the holders), and upon any such declaration such principal amount shall become immediately due and payable.
If an Event of Default due to the Company’s bankruptcy, insolvency or reorganization occurs, all unpaid principal, premium, if any, and interest with respect to the Senior Notes issued under the Senior Note Indenture will automatically become due and payable without any declaration or other act on the part of the Senior Note Indenture Trustee or any holder. The occurrence of an event described in (e) above with respect to a Subsidiary shall not constitute an Event of Default if (x) the creditors of such Subsidiary have no recourse to the Company or (y) such Subsidiary is not a “significant subsidiary” as defined in Regulation S-X under the 1933 Act. At any time after such a declaration of acceleration with respect to the Senior Notes of any series has been made and before a judgment or decree for payment of the money due has been obtained as provided in Article Five of the Senior Note Indenture, the holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of such series, by written notice to the Company and the Senior Note Indenture Trustee, may rescind and annul such declaration and its consequences if the default has been cured or waived and the Company has paid or deposited with the Senior Note Indenture Trustee a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration and all sums paid or advanced by the Senior Note Indenture Trustee, including reasonable compensation and expenses of the Senior Note Indenture Trustee.
The holders of not less than a majority in aggregate outstanding principal amount of the Senior Notes of any series may, on behalf of the holders of all the Senior Notes of such series, waive any past default with respect to such series, except (i) a default in the payment of principal or interest or (ii) a default in respect of a covenant or provision which under Article Nine of the Senior Note Indenture cannot be modified or amended without the consent of the holder of each outstanding Senior Note of such series affected.
Registration and Transfer
The Company shall not be required to (i) issue, register the transfer of or exchange Senior Notes of any series during a period of 15 days immediately preceding the date notice is given identifying the Senior Notes of such series called for redemption or (ii) issue, register the transfer of or exchange any Senior Notes so selected for redemption, in whole or in part, except the unredeemed portion of any Senior Note being redeemed in part.
Payment and Paying Agent
Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of any Senior Notes will be made only against surrender to the Paying Agent of such Senior Notes. Principal of and interest on Senior Notes will be payable, subject to any applicable laws and regulations, at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by wire transfer or other electronic transfer or by check mailed to the address of the person entitled to an interest payment as such address shall appear in the Security Register with respect to the Senior Notes. Payment of interest on Senior Notes on any interest payment date will be made to the person in whose name the Senior Notes (or predecessor security) are registered at the close of business on the record date for such interest payment.

Unless otherwise indicated in an applicable Prospectus Supplement, the Senior Note Indenture Trustee will act as Paying Agent with respect to the Senior Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts.
All moneys paid by the Company to a Paying Agent for the payment of the principal of or interest on the Senior Notes of any series which remain unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Senior Notes will from that time forward look only to the Company for payment of such principal and interest.
Modification
The Senior Note Indenture contains provisions permitting the Company and the Senior Note Indenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Senior Notes of each series that is affected, to modify the Senior Note Indenture or the rights of the holders of the Senior Notes of such series; provided, that no such modification may, without the consent of the holder of each outstanding Senior Note that is affected, (i) change the stated maturity of the principal of, or any installment of principal of or interest on, any Senior Note, or reduce the principal amount of any Senior Note or the rate of interest on any Senior Note or any premium payable upon the redemption thereof, or change the method of calculating the rate of interest on any Senior Note, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity of any Senior Note (or, in the case of redemption, on or after the redemption date), or (ii) reduce the percentage of principal amount of the outstanding Senior Notes of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Senior Note Indenture or certain defaults under the Senior Note Indenture and their consequences) provided for in the Senior Note Indenture, or (iii) modify any of the provisions of the Senior Note Indenture relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase any such percentage or to provide that certain other provisions of the Senior Note Indenture cannot be modified or waived without the consent of the holder of each outstanding Senior Note that is affected.
In addition, the Company and the Senior Note Indenture Trustee may execute, without the consent of any holders of Senior Notes, any supplemental indenture for certain other usual purposes, including the creation of any new series of Senior Notes.
Consolidation, Merger and Sale
The Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless (1) such other corporation or person is a corporation organized and existing under the laws of the United States, any state in the United States or the District of Columbia and such other corporation or person expressly assumes, by supplemental indenture executed and delivered to the Senior Note Indenture Trustee, the payment of the principal of (and premium, if any, on) and interest on all the Senior Notes and the performance of every covenant of the Senior Note Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transactions, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (3) the Company has delivered to the Senior Note Indenture Trustee an officers’ certificate and an opinion of counsel, each stating that such transaction complies with the provisions of the Senior Note Indenture governing consolidation, merger, conveyance, transfer or lease and that all conditions precedent to the transaction have been complied with.
Information Concerning the Senior Note Indenture Trustee
The Senior Note Indenture Trustee, prior to an Event of Default with respect to Senior Notes of any series, undertakes to perform, with respect to Senior Notes of such series, only such duties as are specifically set forth in the Senior Note Indenture and, in case an Event of Default with respect to Senior Notes of any series has occurred and is continuing, shall exercise, with respect to Senior Notes of such series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Senior Note Indenture Trustee is under no obligation to exercise any of the powers vested in it by the Senior Note Indenture at the request of any holder of Senior Notes of any series, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred by the Senior Note Indenture Trustee. The Senior Note Indenture Trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the Senior Note Indenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.
The Company and certain of its affiliates maintain deposit accounts and banking relationships with The Bank of New York Mellon. The Bank of New York Mellon and certain of its affiliates also serve as trustee under other indentures pursuant to which securities of the Company and certain of its affiliates are outstanding.

Governing Law
The Senior Note Indenture and the Senior Notes will be governed by, and construed in accordance with, the internal laws of the State of New York.
Miscellaneous
The Company will have the right at all times to assign any of its rights or obligations under the Senior Note Indenture to a direct or indirect wholly-owned subsidiary of the Company; provided, that, in the event of any such assignment, the Company will remain primarily liable for all such obligations. Subject to the foregoing, the Senior Note Indenture will be binding upon and inure to the benefit of the parties to the Senior Note Indenture and their respective successors and assigns.
PLAN OF DISTRIBUTION
The Company may sell the Preference Stock and Senior Notes in one or more of the following ways from time to time: (i) to underwriters for resale to the public or to institutional investors; (ii) directly to institutional investors; or (iii) through agents to the public or to institutional investors. The Prospectus Supplement with respect to each series of Preference Stock or Senior Notes will set forth the terms of the offering of such Preference Stock or Senior Notes, including the name or names of any underwriters or agents, the purchase price of such Preference Stock or Senior Notes and the proceeds to the Company from such sale, any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Preference Stock or Senior Notes may be listed.
If underwriters participate in the sale, such Preference Stock or Senior Notes will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.
Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase any series of Preference Stock or Senior Notes will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of Preference Stock or Senior Notes, if any are purchased.
Under agreements entered into with the Company underwriters and agents may be entitled to indemnification against certain civil liabilities, including liabilities under the 1933 Act. Underwriters and agents and their affiliates may engage in transactions with, or perform services for, the Company in the ordinary course of business, for which they may receive customary compensation.
Each series of Preference Stock or Senior Notes will be a new issue of securities and will have no established trading market. Any underwriters to whom Preference Stock or Senior Notes are sold for public offering and sale may make a market in such Preference Stock or Senior Notes, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The Preference Stock or the Senior Notes may or may not be listed on a national securities exchange.
LEGAL MATTERS
The validity of the Preference Stock and the Senior Notes and certain matters relating to such securities will be passed upon on behalf of the Company by Troutman Sanders LLP, Atlanta, Georgia. Certain legal matters will be passed upon for the underwriters by Hunton & Williams LLP, New York, New York. From time to time Hunton & Williams LLP acts as counsel to affiliates of the Company for some matters.
EXPERTS
The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$                    .
Series 2015A          % Senior Notes
due                           .

PROSPECTUS SUPPLEMENT
May        , 2015

Joint Book-Running Managers

BofA Merrill Lynch
Mizuho Securities
SunTrust Robinson Humphrey
UBS Investment Bank